Exhibit 12

XEROX CORPORATION

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series C mandatory convertible preferred stock. Series C mandatory convertible preferred stock was redeemed and converted to common stock as of July 3, 2006 and as such, there were no dividends beyond such date.

Computation of Ratio of Earnings to Fixed Charges

(in millions)	Three Months Ended March 31,
	2007	2006
Fixed charges:
Interest expense	$136	$130
Portion of rental expense which represents interest factor	22	22

Total Fixed charges	$158	$152

Earnings available for fixed charges:
Earnings	$335	$247
Less: Undistributed equity in income of affiliated companies	(5)	(37)
Add: Fixed charges	158	152

Total Earnings available for fixed charges	$488	$362

Ratio of earnings to fixed charges	3.09	2.38

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in millions)	Three Months Ended March 31,
	2007	2006
Fixed charges:
Interest expense	$136	$130
Portion of rental expense which represents interest factor	22	22

Total Fixed charges	158	152
Preferred stock dividends pre-tax income requirement	—	24

Total Combined fixed charges and preferred stock dividends	$158	$176

Earnings available for fixed charges:
Earnings	$335	$247
Less: Undistributed equity in income of affiliated companies	(5)	(37)
Add: Fixed charges before preferred stock dividends	158	152

Total Earnings available for fixed charges and preferred stock dividends	$488	$362

Ratio of earnings to combined fixed charges and preferred stock dividends	3.09	2.06